UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  5)1

SeaWorld Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81282V100

(CUSIP Number)

Liam O’Sullivan

hill path capital lp

150 East 58th Street, 32nd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,485,320
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,485,320
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,485,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL CO-INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		166,046
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

166,046
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS-H LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,334,162
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,334,162
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,334,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT E LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,109,962
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,109,962
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,109,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT E2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		402,016
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

402,016
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

402,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT S LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		83,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

83,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,985,528
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,985,528
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,985,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS E GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,511,978
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,511,978
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,511,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS S GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		83,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

83,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,581,406
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,581,406
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,581,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,581,406
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,581,406
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,581,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%
14	TYPE OF REPORTING PERSON

IA, PN

12

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,581,406
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,581,406
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,581,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,592,129*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,581,406
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,592,129*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 10,723 Shares of unvested restricted stock held directly by Mr. Ross.

14

CUSIP NO. 81282V100

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2 and Hill Path S were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 5,485,320 Shares beneficially owned by Hill Path Capital is approximately $94,371,716, including brokerage commissions.  The aggregate purchase price of the 166,046 Shares beneficially owned by Hill Path Co-Investment is approximately $2,920,366, including brokerage commissions.  The aggregate purchase price of the 1,334,162 Shares beneficially owned by Hill Path H is approximately $24,107,872, including brokerage commissions.   The aggregate purchase price of the 6,109,962 Shares beneficially owned by Hill Path E is approximately $104,180,978, including brokerage commissions.   The aggregate purchase price of the 402,016 Shares beneficially owned by Hill Path E2 is approximately $7,160,983, including brokerage commissions.   The aggregate purchase price of the 83,900 Shares beneficially owned by Hill Path S is approximately $1,298,412, including brokerage commissions. The 10,723 Shares of unvested restricted stock held directly by Mr. Ross were awarded to Mr. Ross by the Issuer in connection with his appointment to the Board.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Mr. Ross has been appointed to the Board of Directors of the Issuer (the “Board”). Various agreements (collectively, the “Agreements”), as set forth in Item 6 below, were entered into between certain of the Reporting Persons and the Issuer in connection therewith. A more complete description of each of the Agreements is set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on November 7, 2017 (the “Issuer 8-K”). Such descriptions of the Agreements are incorporated herein by reference and are qualified in their entirety by reference to the full text of the Agreements, which are attached as Exhibits 10.1, 10.2 and 10.3, to the Issuer 8-K and are also incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 90,549,373 Shares outstanding, as of August 3, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2017.

15

CUSIP NO. 81282V100

A.	Hill Path Capital
(a)	As of the close of business on November 6, 2017, Hill Path Capital beneficially owned 5,485,320 Shares.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 5,485,320
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,485,320
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Capital has not entered into any transactions in the Shares during the past sixty days.
B.	Hill Path Co-Investment
(a)	As of the close of business on November 6, 2017, Hill Path Co-Investment beneficially owned 166,046 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 166,046
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 166,046
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Co-Investment has not entered into any transactions in the Shares during the past sixty days.
C.	Hill Path H
(a)	As of the close of business on November 6, 2017, Hill Path H beneficially owned 1,334,162 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,334,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,334,162
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path H has not entered into any transactions in the Shares during the past sixty days.
16

CUSIP NO. 81282V100

D.	Hill Path E
(a)	As of the close of business on November 6, 2017, Hill Path E beneficially owned 6,109,962 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 6,109,962
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,109,962
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path E has not entered into any transactions in the Shares during the past sixty days.
E.	Hill Path E2
(a)	As of the close of business on November 6, 2017, Hill Path E2 beneficially owned 402,016 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 402,016
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 402,016
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path E2 has not entered into any transactions in the Shares during the past sixty days.
F.	Hill Path S
(a)	As of the close of business on November 6, 2017, Hill Path S beneficially owned 83,900 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 83,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,900
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path S has not entered into any transactions in the Shares during the past sixty days.
17

CUSIP NO. 81282V100

G.	Hill Path GP
(a)	Hill Path GP, as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H, may be deemed the beneficial owner of the (i) 5,485,320 Shares owned by Hill Path Capital, (ii) 166,046 Shares owned by Hill Path Co-Investment and (iii) 1,334,162 Shares owned by Hill Path H.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 6,985,528
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,985,528
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP has not entered into any transactions in the Shares during the past sixty days.
H.	Hill Path E GP
(a)	Hill Path E GP, as the general partner of each of Hill Path E and Hill Path E2, may be deemed the beneficial owner of the (i) 6,109,962 Shares owned by Hill Path E and (ii) 402,016 Shares owned by Hill Path E2.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 6,511,978
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,511,978
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path E GP has not entered into any transactions in the Shares during the past sixty days.
I.	Hill Path S GP
(a)	Hill Path S GP, as the general partner of Hill Path S, may be deemed the beneficial owner of the 83,900 Shares owned by Hill Path S.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 83,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,900
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path S GP has not entered into any transactions in the Shares during the past sixty days.
18

CUSIP NO. 81282V100

J.	Hill Path Investment Holdings
(a)	Hill Path Investment Holdings, as the managing member of each of Hill Path GP, Hill Path E GP and Hill Path S GP, may be deemed the beneficial owner of the (i) 5,485,320 Shares owned by Hill Path Capital, (ii) 166,046 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,962 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2 and (vi) 83,900 Shares owned by Hill Path S.

Percentage: Approximately 15.0%

(b)	1. Sole power to vote or direct vote: 13,581,406
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,581,406
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings has not entered into any transactions in the Shares during the past sixty days.
K.	Hill Path
(a)	Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2 and Hill Path S, may be deemed the beneficial owner of the (i) 5,485,320 Shares owned by Hill Path Capital, (ii) 166,046 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,962 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2 and (vi) 83,900 Shares owned by Hill Path S .

Percentage: Approximately 15.0%

(b)	1. Sole power to vote or direct vote: 13,581,406
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,581,406
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path has not entered into any transactions in the Shares during the past sixty days.
L.	Hill Path Holdings
(a)	Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the (i) 5,485,320 Shares owned by Hill Path Capital, (ii) 166,046 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,962 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2 and (vi) 83,900 Shares owned by Hill Path S .

Percentage: Approximately 15.0%

(b)	1. Sole power to vote or direct vote: 13,581,406
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,581,406
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Holdings has not entered into any transactions in the Shares during the past sixty days.
19

CUSIP NO. 81282V100

M.	Mr. Ross
(a)

As of the close of business on November 6, 2017, Mr. Ross beneficially owned 10,723 Shares of unvested restricted stock. Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the (i) 5,485,320 Shares owned by Hill Path Capital, (ii) 166,046 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,962 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2 and (vi) 83,900 Shares owned by Hill Path S.

Percentage: Approximately 15.0%

(b)	1. Sole power to vote or direct vote: 13,592,129
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,581,406
4. Shared power to dispose or direct the disposition: 0

(c)

Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by Mr. Ross during the past sixty days. On November 6, 2017, Mr. Ross was awarded 10,723 Shares of unvested restricted stock from the Issuer in connection with his appointment to the Board, which vest in three annual installments beginning on November 6, 2018. All restricted stock in this Item 5 were awarded to Mr. Ross in his capacity as director of the Issuer.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 5, 2017, Hill Path and the Issuer entered into a Cooperation Agreement described in Item 4 above and referenced as Exhibit 99.1 hereto.

On November 5, 2017, Hill Path, Mr. Ross and the Issuer entered into an Undertaking Agreement described in Item 4 above and referenced as Exhibit 99.2 hereto.

On November 5, 2017, Hill Path and the Issuer entered into a Side Letter, described in Item 4 above and referenced as Exhibit 99.3 hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

20

CUSIP NO. 81282V100

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement by and between Hill Path Capital LP and SeaWorld Entertainment, Inc., dated November 5, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 7, 2017).
99.2	Undertaking Agreement by and between Hill Path Capital LP, Scott I. Ross and SeaWorld Entertainment, Inc., dated November 5, 2017 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 7, 2017).
99.3	Side Letter, by and between Hill Path Capital LP and SeaWorld Entertainment, Inc., dated November 5, 2017 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 7, 2017).

21

CUSIP NO. 81282V100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2017

Hill Path Capital Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Co-Investment Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners-H LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners Co-Investment E LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner
22

CUSIP NO. 81282V100

Hill Path Capital Partners Co-Investment E2 LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners Co-Investment S LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners E GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners S GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner
23

CUSIP NO. 81282V100

Hill Path Investment Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

/s/ Scott I. Ross
Scott I. Ross

24